UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

China Logistics Group Inc

(Name of Issuer)

Common stock

(Title of Class of Securities)

16944B 100

(CUSIP Number)

Andrew Goldrich,  China Direct Investments, Inc.  431 Fairway Drive, Suite 200  Deerfield Beach,  Florida  33441  Phone : 9543637333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 04, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
China Direct Investments, Inc. 202307927

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,886,056

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
4,886,056

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,886,056

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3%

14	TYPE OF REPORTING PERSON
CO

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock of China Logistics Group, Inc. (the “Issuer”) whose principal executive offices are located at 23F. Gutai Beach Building No. 969, Zhongshan Road (South), Shanghai, China 200011.

Item 2.	Identity and Background

(a)	The names of the persons filing this statement on Schedule 13D is CHINA DIRECT INVESTMENTS, INC. ("CDI")

(b)	The business address of CHINA DIRECT INVESTMENTS, INC. is 431 Fairway Drive, Suite 210, Deerfield Beach FL, 33441

(c)	The principal business of CDI is consulting services.

(d)
During the past five years none of the reporting persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was any reporting persons a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	See response to Item 2(d).

(f)	See response to Item 2(d).

Item 3.	Source and Amount of Funds or Other Consideration

CDI acquired the shares herein at an average cost of $0.80 per share as compensation of consulting services. CDI converted 450,000 shares of preferred series B stock to 4,500,000 shares of common stock.

Item 4.	Purpose of Transaction

The Reporting Person has acquired the Issuer’s Common Stock for investment purposes. The Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and its investment in the securities of the Issuer. This evaluation may be based on various factors, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, the Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. The Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional shares of Common Stock and dispose of all or a portion of the securities of the Issuer, including Common Stock, that the Reporting Person now owns or may hereafter acquire. In addition, the Reporting Person may engage in discussions with management, members of the board of directors of the Issuer, shareholders of the Issuer and other relevant parties concerning the operations, management, composition of the Issuer’s board of directors and management, ownership, capital structure, strategy, and future plans of the Issuer, including the possibility of proposing one or more acquisitions, business combination, mergers, asset sales, asset purchases, or other similar transactions involving the Issuer and other third parties. As a result, the Reporting Person may take positions with respect to and seek influence the decision of the Board of directors of the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. Such actions may involve one or more of the vents referred to in paragraphs (a) through (j) of Item of Schedule 13D.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)	The Reporting Persons’ beneficial ownership (as of February 15, 2013) is as follows: CDI owns 4,886,056 shares of common stock representing 9.3% of all of the outstanding shares of common stock.

(b)

(c)

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit
2/5/2013 2/6/2013 2/7/2013 2/8/2013 2/11/2013 2/12/2013 2/13/2013 2/14/2013	859,000 260,000 265,500 213,555 510,000 120,000 807,325 600,900	0.06 0.05 0.05 0.04 0.04 0.04 0.05 0.04

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements or understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

China Direct Investments, Inc

February 15, 2013	By:	/s/ Yuejian (James) Wang
President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)